As filed with the Securities and Exchange Commission on June 23, 2000
                                        Registration Statement No. 333-37074
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO.1
                                       TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           COMMODORE HOLDINGS LIMITED
                           --------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            BERMUDA                                          N/A
-------------------------------             ------------------------------------
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                        4000 HOLLYWOOD BLVD., SUITE 385-S
                            HOLLYWOOD, FLORIDA 33021
                                 (954) 967-2100
     -----------------------------------------------------------------------
     (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

                               FREDERICK A. MAYER
                             CHIEF EXECUTIVE OFFICER
                           COMMODORE HOLDINGS LIMITED
                        4000 HOLLYWOOD BLVD., SUITE 385-S
                            HOLLYWOOD, FLORIDA 33021
                                 (954) 967-2100
     -----------------------------------------------------------------------
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   ----------

                                   COPIES TO:

                            KATHLEEN L. DEUTSCH, P.A.
                                BROAD AND CASSEL
                          201 SOUTH BISCAYNE BOULEVARD
                            MIAMI CENTER, SUITE 3000
                              MIAMI, FLORIDA 33131
                            TELEPHONE: (305) 373-9400
                           TELECOPIER: (305) 373-9443

                                   ----------

                APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE
                TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS
                    REGISTRATION STATEMENT BECOMES EFFECTIVE.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

================================= ======================== ===================== ===================== ====================
                                                             PROPOSED MAXIMUM          PROPOSED
      TITLE OF EACH CLASS              AMOUNT TO BE         OFFERING PRICE PER    MAXIMUM AGGREGATE         AMOUNT OF
 OF SECURITIES TO BE REGISTERED         REGISTERED                SHARE           OFFERING PRICE(1)     REGISTRATION FEE
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(2)                                 655,555          $    4.50             $ 2,950,000             $    778.80
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(3)                                  75,000          $    6.25             $   468,750             $    123.75
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(3)                                  57,500          $    5.16             $   296,700             $     78.33
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(4)                               2,461,538          $  4.0625             $ 9,999,998             $  2,640.00
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(3)                                  50,000          $    5.00             $   250,000             $     66.00
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(5)                                 109,257          $    6.59             $   720,004             $    190.08
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(3)                                  54,629          $    5.65             $   308,654             $     81.48
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(3)                                  50,000          $    5.45             $   272,500             $     71.94
--------------------------------- ------------------------ --------------------- --------------------- --------------------
Common Stock, par value $.01
per share(3)                                  50,000          $    7.50             $   375,000             $     99.00
--------------------------------- ------------------------ --------------------- --------------------- --------------------
    TOTAL.......................................................................................            $  4,129.38 (6)
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee and pursuant to Rule 457.

(2) Represents shares issuable upon the conversion of series C convertible preferred stock and dividends on the series C convertible preferred stock. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of the Series C convertible preferred stock.

(3) Represents shares issuable upon the exercise of certain warrants. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of the warrants.


(4) Represents shares issuable upon the conversion of series B convertible preferred stock and 11% convertible debentures. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of the series B convertible debentures and 11% convertible debentures.


(5) Represents shares issuable upon the exercise of warrants to purchase units. Each unit consists of one share of our common stock and a warrant to purchase one-half share of our common stock. In addition, includes shares issuable upon the exercise of the warrants underlying the units. Also includes such additional shares as may be issuable as a result of the anti-dilution provision of the warrants.

(6)      Of this fee, $980.88 was previously paid.

         The Registration Statement also includes an indeterminate number of shares of common stock that may become issuable to prevent dilution resulting from stock splits, stock dividends and conversion price or exercise price adjustments, which are included pursuant to Rule 416 under the Securities Act of 1933.
                      -------------------------------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE SALE IS NOT PERMITTED.

         PROSPECTUS

                   SUBJECT TO COMPLETION, DATED JUNE 23, 2000

                        3,563,479 SHARES OF COMMON STOCK

                           COMMODORE HOLDINGS LIMITED

         Commodore Holdings Limited is a provider of multi-day cruises in North America under its two brands, Commodore Cruise Line and Crown Cruise Line. We also operate the vessel for the educational Semester at Sea program.


         The shares we are registering are either currently held by or will be issued to certain of our shareholders upon conversion of our series C preferred stock, our series B preferred stock or our 11% debentures, or upon the exercise of warrants. We are registering these shares pursuant to commitments with these shareholders to register the sale of these shares. We will pay the expenses of registering the shares.

         Our common stock is quoted on The Nasdaq National Market under the symbol "CCLN." On June 21, 2000, the last reported sales price for our common stock on The Nasdaq National Market was $1.5625 per share.


         YOU SHOULD CAREFULLY CONSIDER THE RISKS OF INVESTING IN OUR COMMON STOCK. THESE RISKS ARE DISCUSSED BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

              THE DATE OF THIS PROSPECTUS IS ______________, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE

ABOUT COMMODORE HOLDINGS LIMITED..............................................1

RISKS OF INVESTING IN OUR SHARES..............................................3


FORWARD-LOOKING STATEMENTS....................................................6

PROCEEDS FROM THE SALE OF OUR SHARES..........................................6

SELLING STOCKHOLDERS..........................................................6

HOW THE SHARES MAY BE DISTRIBUTED.............................................8

OUR CAPITAL STOCK.............................................................9

CERTAIN FOREIGN ISSUER CONSIDERATIONS........................................14

LEGAL OPINION................................................................14

EXPERTS .....................................................................15

WHERE YOU CAN FIND MORE INFORMATION..........................................15


         UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO "COMMODORE HOLDINGS LIMITED," THE "COMPANY," "WE," "US" OR "OUR" INCLUDE COMMODORE HOLDINGS LIMITED AND ITS SUBSIDIARIES.

         You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized any person to provide you with different information. We are not making an offer to sell the securities in any jurisdiction except where the offer or sale is permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may change after that date.
                            ------------------------

         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR MISREPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

         THIS IS A SUMMARY AND DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION CONTAINED LATER IN THIS PROSPECTUS AND ALL OTHER INFORMATION, INCLUDING THE FINANCIAL STATEMENTS AND THE RELATED FOOTNOTES, INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, AS DISCUSSED IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS.

                        ABOUT COMMODORE HOLDINGS LIMITED

GENERAL


         Commodore Holdings Limited is a provider of multi-day cruises in North America. In addition, we offer educational cruises. We currently own four ships, the S/S Enchanted Isle, the S/S Universe Explorer, the M/V Enchanted Sun and the M/V Crown Dynasty. We also operate the M/V Enchanted Capri pursuant to a charter agreement.


         We offer our cruises under our two cruise brands, Commodore Cruise Line and Crown Cruise Line. The Commodore Cruise brand serves the standard market and offers both traditional cruises and single and multi-day cruises emphasizing gaming. The Crown Cruise brand serves the premium cruise market.

         We also operate the educational Semester at Sea program through a joint venture agreement with Seawise Foundation, Inc. During the summer when educational cruises are not offered, we operate cruises to Alaska under the World Explorer Cruises brand.

OUR STRATEGY

         Our principal operating strategies are to identify underserved markets where there are significant barriers to entry and niche themes. We select smaller classic ships and refit them to meet the needs of each such market. We implement our strategy by actively following consumer trends, identifying niche markets that have cruise components, selecting complimentary successful businesses, if appropriate, and developing strategic alliances or joint ventures to serve these markets.

OUR STRATEGIC ALLIANCES AND JOINT VENTURES

         We have entered into several strategic alliances and joint ventures in order to enhance our ability to serve the niche markets we have identified. The following is a brief summary of some of these relationships.


         o Sea-Comm, Ltd. is a joint venture with Seawise Foundation, Inc. The purpose of Sea-Comm is to charter the Universe Explorer to Seawise, which operates the educational Semester at Sea program and to operate cruises to Alaska.


         o Capri Cruises is a joint venture with Isle of Capri Casinos, Inc. Capri Cruises operates the Enchanted Capri on two- and five-day cruises that emphasize gaming. We operate the vessel and Isle of Capri manages the casino onboard the vessel as an "Isle of Capri" casino.

         o Crown Cruises Limited, one of our subsidiaries, space charters approximately 72% of the cabins aboard the Crown Dynasty to Apple Vacations. This vessel offers cruises from

              Aruba during the winter months, and cruises to Bermuda and Canada from the Philadelphia and Baltimore areas during the spring and summer.


         o Coronado Seas, LLC is a joint venture with Viejas Band of Kumeyaay Indians and Promociones Turisticas de Rosarito, S.A. de C.V. Coronado recently suspended its day cruises that emphasized gaming from San Diego, California to Rosarito, Baja California, Mexico.


OUR HISTORY

         We were incorporated in Bermuda in April 1995. Our executive offices are located at 4000 Hollywood Boulevard, Suite 385-S, Hollywood, FL 33021, and our telephone number is (954) 967-2100.


RECENT DEVELOPMENTS

         On June 3, 2000, we suspended our day cruise operations between San Diego, California and Rosarito, Mexico. Upon commencing operations in April 2000, we encountered logistical problems at the new pier in Rosarito and were unable to disembark passengers at the pier on a regular basis. So as to not disappoint our passengers, we decided to suspend operations until these problems are resolved. We are currently exploring other deployment for the Enchanted Sun, which is our ship that we refitted to emphasize gaming, and that served this route.

         As a result of this decision, we have estimated that our one-time loss related to the suspension of operations will be between $8 million and $13 million for the quarter ending June 30, 2000. The loss will include a one-time write-down of the costs related to the construction of the pier in Rosarito, Mexico and a one-time write-down of a portion of the book value of the Enchanted Sun, due to the specialized nature of this ship.

         The exact impact on our financial statements is not yet known and will depend on a number of factors, including whether we reposition the Enchanted Sun for another operation, charter the ship, sell the ship, or resume day cruise service on the San Diego itinerary. The estimated range of the loss also depends on the length of time it takes us to deploy or dispose of the ship and on a determination of the market value of the ship, which determination has not yet been made. We have made certain assumptions and estimates regarding these factors in estimating this range. The actual loss could be outside the estimated range if the results with respect to these factors differ from our estimates.

                        RISKS OF INVESTING IN OUR SHARES

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY ANY OF THE FOLLOWING FACTORS, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE AND YOU TO LOSE PART OR ALL OF YOUR INVESTMENT. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US, OR THAT WE CURRENTLY THINK ARE IMMATERIAL, MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

OUR ASSETS ARE HIGHLY ENCUMBERED BY LIENS.

         The Company has debt in the amount of approximately $112,000,000. Of this debt, approximately $104,000,000 is secured by liens on our assets, including all four of our vessels. This high level of indebtedness requires that we devote a significant portion of our cash flows from operations to the payment of principal and interest on the indebtedness. In addition, the high level of debt:

         o limits our ability to obtain additional financing for working capital, capital expenditures and vessel and other asset purchases;

         o requires us to maintain certain minimum levels of cash and certain minimum financial ratios which may require us to raise additional cash or curtail certain activities such as marketing; and

         o makes us more vulnerable to economic downturns and competitive pressures.

If we are unable to meet our obligations under our indebtedness, our business, financial condition and results of operation could be materially adversely affected.

OUR CRUISE SHIPS ARE OLDER AND MAY REQUIRE MORE MAINTENANCE THAN THE NEWER VESSELS OPERATED BY OUR COMPETITORS.

         Four of the five cruise ships we operate are older vessels than those used by most of our competitors. These older vessels require more maintenance and are generally less efficient than the more modern vessels. We may have to spend significant resources maintaining the vessels in our fleet and this could have a material adverse effect on our business and results of operations.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY WHERE OUR COMPETITORS HAVE SIGNIFICANTLY MORE RESOURCES THAN US.

         We compete for passengers with several larger cruise line companies with more experience and greater financial resources, as well as with other land-based vacation alternatives. We compete primarily based on our service quality, the type and variety of itineraries we offer, and on price. Fixed costs represent a significant portion of our operating costs, which cannot be reduced when competition reduces our passenger loads or ticket prices. Our competitors have been building a large number of new ships recently, which means that there will be more ships competing for passengers. Although we believe that we maintain a competitive advantage by focusing our operations on niche and underserved markets, there can be no assurance that we will be able to continue competing successfully in the cruise line market.

ANY CHANGES IN U.S. INCOME TAX LAWS MAKING OUR INCOME TAXABLE COULD HAVE A MATERIAL ADVERSE EFFECT.

         We are a foreign corporation engaging in business in the United States, which makes us subject to various U.S. taxes including corporate income tax and branch profits tax. We currently qualify for a tax exemption under Section 883(a) of the Internal Revenue Code of 1986. This exemption imposes on us a series of stringent requirements on an ongoing basis. Our ability to rely on the exemption may be affected by declines in the market value of our shares of common stock relative to the value of our preferred stock, de-listing from Nasdaq, changes in the Bermuda or Panama tax laws or changes in Section 883(a). Any of these changes would subject our income to complex tax rules and could have a material adverse effect on our results of operations and financial condition.

WE HAVE NOT PAID AND DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR COMMON STOCK.

         To date, we have not paid any dividends on our common stock and do not expect to declare or pay any in the near future. Our outstanding loans and preferred stock place restrictions on our ability to pay dividends on our common stock.

IF ONE OR MORE OF OUR CRUISE SHIPS IS DAMAGED OR DESTROYED IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We depend on the operation of our cruise ships to earn a profit. If any of our cruise ships is damaged or destroyed due to a hurricane, storm or other natural disaster or for some other reason, our operations could be suspended until such time as the vessel is repaired or replaced. The repairs necessary may in some cases be delayed if we do not have sufficient funds for such repairs. We maintain hull and machinery insurance as well as increased value insurance on all of our vessels, as well as loss of hire insurance to cover loss of revenues in certain situations. There can be no assurance, however, that any proceeds received from such insurances will be sufficient to compensate us for the loss we suffer as a result of the damage or destruction of any of our vessels.

OUR OPERATIONS ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION, AND FAILURE TO COMPLY WITH, OR CHANGES IN, THOSE REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

         Our cruise ships are registered in Panama and the Bahamas, and are subject to regulations issued by Panama and the Bahamas and other international treaties. These regulations include rules governing the safety of ships and its passengers. In addition our ships are subject to periodic inspection by the United States Coast Guard to determine compliance with safety regulations. We believe that our cruise ships substantially comply with all applicable regulations and that we have all licenses required to operate our business, but there can be no assurances that we will continue to comply with these regulations. If we fail to comply with these regulations or the regulations change, our operations may be materially adversely affected.

         In addition to safety standards, we are also subject to regulations prohibiting dumping and relating to environmental protection. Under these laws, we are prohibited from discharging materials including plastics and petrochemicals into the waterways. We have obtained insurance against the cost of environmental damage caused by oil pollution occasioned at or while in transit in the sea. We have not and cannot purchase insurance for any civil or criminal fines imposed on us for violation of these laws. We conduct regular training and maintain established procedures to prohibit and prevent dumping of prohibited substances but there can be no assurances that an uninsured loss will not occur as a result of a violation of these regulations.

         Lastly, there have been several efforts in prior congressional sessions to adopt bills that would apply United States labor laws to nonresident alien crews of foreign registered ships sailing from U.S. ports. Although, there is no current bill under consideration, there can be no assurances that such bill will not be reconsidered at some future time. The application of U.S. labor laws or additional government regulations of any nature to our operations could have a substantial adverse impact on our operations and the cruise industry as a whole.

WE RELY ON THE EXPERTISE OF OUR CURRENT MANAGEMENT TEAM.

         We depend on certain members of our senior management team, particularly our chief executive officer, Frederick A. Mayer. We have executed employment agreements with each of our key management members but we do not maintain keyman life insurance policies on any of their lives. If we were to lose their services, it could have a material adverse effect on our operations.

         Our success is also dependent on our ability to continue to attract and retain additional qualified financial and marketing personnel. Competition for qualified employees is intense in our industry. If we are unable to attract and retain highly skilled employees, it could have a material adverse effect on our operations.

YOUR RIGHTS AS A SECURITY HOLDER MAY BE LESS UNDER BERMUDA LAW THAN UNDER U.S. JURISDICTIONS.

         Our corporate affairs are governed by our memorandum of association, bye-laws and the corporate law of Bermuda. The rights of security holders of Bermuda corporations are not as extensive as the rights of security holders of corporations in jurisdictions within the United States. It may be more difficult for you to protect your interests from actions by our board of directors than it might otherwise be if we were incorporated in a jurisdiction within the United States. In addition, there is uncertainty as to whether a Bermuda court would enforce judgments entered in other jurisdictions and whether it would entertain a lawsuit for violations of United States securities laws.

OUR BOARD OF DIRECTORS HAS BROAD DISCRETION TO ISSUE PREFERRED STOCK WITH RIGHTS, PREFERENCES AND PRIVILEGES THAT MAY DISCOURAGE, DELAY OR PREVENT A CHANGE OF CONTROL.

         Our bye-laws authorize the issuance of up to 10,000,000 shares of preferred stock with such designations, rights and preferences as our board of directors may determine in its sole discretion. Our board could issue shares of preferred stock with dividend, liquidation and voting rights superior to those of our common stock. In addition, these shares of preferred stock could be utilized to discourage, delay or prevent a change of control of the Company.

YOUR INTEREST MAY BE DILUTED IF WE ISSUE ADDITIONAL SHARES IN CONNECTION WITH THE EXERCISE OF OUTSTANDING STOCK OPTIONS AND WARRANTS AND THE CONVERSION OF OTHER SECURITIES.

         As of the date of this prospectus, we have reserved for issuance 1,500,000 shares of our common stock for the exercise of stock options under our employee and director stock plans. To date, we have granted options to purchase a total of 754,012 shares of our common stock under these plans. We also have reserved for issuance 3,142,214 shares for the exercise of outstanding warrants and 3,117,093 for the conversion of outstanding convertible securities. The exercise and conversion prices of these securities vary between $1.00 and $7.50 per share. If the holders of these securities exercise or convert them, which they are most likely to do when the market price for our shares exceeds the exercise or conversion price, then the issuance of any or all of these reserved shares may dilute your interest in our common stock.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

         o    our future capital needs for the purchase of additional vessels;

         o our ability to compete in a saturated industry against modern and larger fleets;

         o    the high percentage of debt on our assets;

         o    our need to make expensive upgrades to our aging vessels; and

         o    the general economic conditions of our industry.

         We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                      PROCEEDS FROM THE SALE OF OUR SHARES

         We will receive no proceeds from the sale of any of or all of the shares being offered by the selling stockholders under this prospectus or upon conversion of the preferred stock or debentures. We will receive approximately $2,700,000 upon the exercise of the warrants for which we are registering the underlying shares of common stock, if the "cashless" exercise provisions of the warrants are not used. We will use the funds for working capital and other corporate purposes.

         We estimate that we will spend approximately $42,000 in connection with the registration of the shares.

                              SELLING STOCKHOLDERS


         The table on the following page sets forth certain information with respect to the beneficial ownership of our common stock by the selling stockholders as of the date of this prospectus. No selling stockholder has been employed by, held office in, or had any other material relationship with us or any of our affiliates within the past three years.


            NAME OF SELLING                        OWNERSHIP OF SHARES            NUMBER OF           OWNERSHIP OF SHARES
              STOCKHOLDER                            OF COMMON STOCK                SHARES              OF COMMON STOCK
                                                    PRIOR TO OFFERING           OFFERED HEREBY         AFTER OFFERING(1)
-----------------------------------------      ----------------------------     ---------------    ------------------------
                                                 SHARES       PERCENTAGE                            SHARES       PERCENTAGE
                                                 ------       ----------                            ------       ----------
Strong River Investments, Inc.                    455,120(2)      4.999%              730,555(3)       0               0
H.C. Wainwright & Company, Inc.(4)                 26,000          *                   26,000          0               0
Scott Weisman (4)                                  37,500          *                   37,500          0               0
Jason Adelman (4)                                   7,000          *                    7,000          0               0
Matthew Balk (4)                                    7,000          *                    7,000          0               0
Eric Singer (4)                                     5,000          *                    5,000          0               0
Estate of Fred Kassner                             50,000          *                   50,000          0               0
George Karfunkel                                        0          *                  984,615(5)       0               0
Amtrust International Insurance
  Group, Inc.                                           0          *                  492,308(5)(6)    0               0
Chesed Foundation of America                            0          *                  984,615(6)       0               0
Grace Demoleas (7)                                  3,192          *                    3,192          0               0
First Hanover Securities Inc. (7)                  10,694          *                   10,694          0               0
Hanover Associates LLC (7)                        127,500          1.5%               127,500          0               0
Ira B. Newman (7)                                   7,500          *                    7,500          0               0
Gregory Ricca (7)                                   7,500          *                    7,500          0               0
Charles S. Stoffers (7)                             7,500          *                    7,500          0               0
WBM, LLC (4)                                       12,500          *                   12,500          0               0
WBM, Ltd. (4)                                      12,500          *                   12,500          0               0
Josephthal & Co. Inc. (4)                          50,000          *                   50,000          0               0

-----------------------------

*        Represents less than 1%.

(1) Assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of common stock that each selling stockholder will own upon completion of this offering.

(2) Represents a portion of the shares issuable upon conversion of our series C convertible preferred stock and the exercise of a warrant to purchase our common stock. The terms of the series C preferred stock and warrant restrict the ability of the holders to convert or exercise their securities, as the case may be, to the extent that the number of shares of common stock beneficially owned by them and their affiliates exceeds 4.999% of the common stock following the conversion or exercise. Each holder may waive this limitation on not less than 61 days' notice to us.

(3) Without this 4.999% limitation set forth above, the maximum number of shares beneficially owned by Strong River Investments, Inc. would equal the number of shares offered in this prospectus, which consists of 730,555 shares of common stock issuable upon conversion of 250 outstanding shares of our series C preferred stock at a conversion price of $4.50 per share and as dividends, and 75,000 shares of common stock issuable upon the exercise of a warrant having an exercise price of $6.25 per share.

(4) Represents shares issuable upon the exercise of warrants to purchase shares of our common stock at exercise prices ranging from $5.00 to $7.50 per share.


(5) Represents shares issuable upon conversion of our series B convertible preferred stock at a conversion rate of $4.0625 per share. Our series B convertible preferred stock first becomes convertible on January 5, 2001.

(6) Represents shares issuable upon the conversion of our 11% convertible debentures with an aggregate face value of $5,000,000 at a conversion price of $4.0625 per shares. Our 11% convertible debentures first become convertible on January 5, 2001.

(7) Represents shares issuable upon the exercise of underwriter warrants to purchase units at an exercise price of $6.59 per unit. Each unit consists of one share of our common stock and one warrant to purchase one-half of a share of our common stock at $5.65 per share. In addition, includes shares issuable upon the exercise of the warrants underlying the units. The warrants underlying the units may only be exercised in pairs.

                        HOW THE SHARES MAY BE DISTRIBUTED

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling common stock:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o        privately negotiated transactions;

o        a combination of any such methods of sale; and

o        any other method permitted pursuant to applicable law.

         The selling stockholders may also sell common stock under Rule 144 of the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Because the selling stockholders may be deemed to be "underwriters," the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. In addition, in the event of a "distribution" of securities, the selling stockholders, any selling broker-dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, which prohibits certain activities for the purpose of pegging, fixing or stabilizing the price of securities in connection with an offering.

         We are required to pay all fees and expenses incident to the registration of the common stock, including up to $4,000 of the fees and disbursements of counsel to the selling stockholders but excluding selling expenses incurred by the selling stockholders related to the common stock, including underwriters' discounts, non-accountable expense allowances and commissions, if any. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us and our officers, agents and representatives against certain liabilities under the Securities Act.

                                OUR CAPITAL STOCK

         As of the date of this prospectus, our capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, 8,649,118 shares of which are outstanding and 10,000,000 shares of preferred stock, par value $.01 per share, 500,250 shares of which are outstanding. Excluding the publicly traded warrants, we also have outstanding options, warrants and convertible debentures to purchase an aggregate of 5,772,301 shares of our common stock.

COMMON STOCK

         Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock on the applicable record date is entitled to receive any dividends declared by the board of directors out of available funds and, in the event of our liquidation, to share pro rata in any distribution of our assets after we have paid our liabilities and the liquidation preference of any outstanding preferred stock.

         Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of the stockholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of common stock are, and the shares of common stock being sold in this offering will be, when issued, fully paid and nonassesable.

PUBLIC WARRANTS

         We have outstanding a total of 610,618 warrants to purchase a total of 305,309 shares of our common stock at an exercise price of $5.65 per share. These warrants are traded on The Nasdaq National Market under the symbol "CCLNW." The warrants are only exercisable in pairs, with each two warrants entitling the registered holder to one share of common stock. The warrants are exercisable until July 2001 and may be redeemed by us at a redemption price of $.05 per warrant with 25 days' written notice to the warrant holders if the average closing bid price for our common stock for 20 consecutive trading days ending not more than 15 days prior to the date warrant holders are given notice is in excess of $8.48 per share. The exercise price and number of warrants is subject to adjustment in certain circumstances.

TRANSFER AGENT FOR OUR COMMON STOCK AND WARRANTS

         The transfer agent for our common stock and warrants is American Stock Transfer and Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

PREFERRED STOCK

         Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and the designations, preferences, the number of shares, dividend rates, conversion or exchange rights, redemption provisions or other special rights of the shares constituting any class or series as the board of directors may deem advisable without any further vote or action by the stockholders. Any shares of preferred stock issued by us could have priority over our common stock with respect to dividends or liquidation rights and could have voting and other rights of stockholders. We currently have outstanding 500,000 shares of series B convertible preferred stock and 250 shares of series C convertible preferred stock.

         SERIES B CONVERTIBLE PREFERRED STOCK

         We have designated 800,000 shares of preferred stock as our series B convertible preferred stock, of which 500,000 are issued and outstanding. Each holder of series B convertible preferred stock is entitled to receive cumulative cash dividends at the rate of 11% per annum, payable quarterly at the end of each calendar quarter and prior to the payment of dividends to the holders of our common stock. In the event of a liquidation, holders of series B convertible preferred stock are entitled to receive a liquidation preference of $10.00 per share plus accrued and unpaid dividends.

         The shares of series B convertible preferred stock are convertible into shares of our common stock at a rate of $4.0625 per share at any time after January 4, 2001. We may require conversion of up to 25% of the series B preferred stock during any ninety-day period at any time after we have filed a registration statement with the Securities and Exchange Commission with respect to the sale of shares of common stock issuable upon conversion of the series B convertible preferred stock and such registration statement has been declared effective if the closing bid price for our common stock on The Nasdaq National Market equals or exceeds 150% of the conversion price for any ten consecutive trading days. The conversion price is subject to adjustment in certain circumstances. Sales of the underlying common stock are restricted to not more than 25% of the total number of shares of common stock that could be issued upon conversion per quarter. This amount increases if we demand conversion, which we may do in certain cases. Holders of series B convertible preferred stock are not entitled to vote on any matters and have no preemptive rights with respect to any of the capital stock of the Company.

         SERIES C CONVERTIBLE PREFERRED STOCK

         We have designated 300 shares of preferred stock as our series C convertible preferred stock, of which 250 shares are issued and outstanding. Each holder of series C convertible preferred stock is entitled to receive cumulative dividends at the rate of 6% per annum on the date the shares of series C preferred stock are converted and on each June 30 and December 31 so long as the series C shares are outstanding. The dividends on the series C preferred stock may be paid in cash or in shares of our common stock. In the event of liquidation, dissolution or winding up, holders of series C shares are entitled to receive $10,000 for each share of series C preferred stock outstanding prior to any distribution to the holders of our common stock or the holders of any securities ranking junior to the series C preferred stock.

         The shares of series C preferred stock are convertible into shares of our common stock at a rate of $4.50 per share at any time. We may require conversion of the series C preferred stock if the average price of our common stock for 20 consecutive trading days equals or exceeds $7.50 per share and if, among other things, our common stock is trading on the Nasdaq National Market, the New York Stock Exchange or the Nasdaq SmallCap Market. The conversion price is subject to adjustment in certain circumstances. Except in certain instances, all remaining shares of series C convertible preferred stock shall be automatically converted into shares of our common stock on March 30, 2003.

         Holders of series C preferred stock are not entitled to vote on any matters and have no preemptive rights with respect to any of our capital stock. The series C convertible preferred stock may not be converted if the resulting number of shares of common stock would cause the holders (and their affiliates) to beneficially own more than 4.999% of the common stock following conversion. A holder may waive this limitation on 61 days' prior written notice to us.

         In certain instances, we have the option to redeem all or any portion of the series C convertible preferred stock commencing on December 30, 2000 at $10,500 per share of series C preferred stock. In addition, commencing on April 30, 2001, the holders have the right, for a ninety-day period, to request us to redeem all or a portion of the series C convertible preferred stock for $10,500 per share.

DIFFERENCES IN CORPORATE LAW

         The Companies Act of Bermuda differs in certain respects from the laws generally applicable to U.S. corporations and their stockholders. Below is a summary of the significant provisions of the Companies Act, which differ from certain provisions of the Delaware corporate law. We have used the corporate law of Delaware only as a basis of comparison and it in no way means that the law of Delaware is the same as that of other U.S. states. The following statements are only summaries and do not purport to deal with all aspects of Bermuda law as may be applicable to us, our directors, officers and stockholders.

         INTERESTED DIRECTORS. Our bye-laws provide that transactions entered into by us in which one of our directors has an interest are not voidable by us nor is the director liable to us for any profits realized in connection with the transaction, if the director disclosed the nature of his interest at the first opportunity: (i) at a meeting of the directors or in writing to the directors; and (ii) to our auditors, at their request. Under Delaware law transactions in which our directors had an interest would not be voidable if (i) the material facts about the interested director's relationship or interest are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by an affirmative vote of a majority of the non-interested directors; (ii) the material facts are disclosed or are known to the stockholders entitled to vote on the transaction and the transaction is specifically approved in good faith by the stockholders; or (iii) the transaction is fair as to the corporation at the time it is authorized, approved or ratified.

         LOANS TO DIRECTORS. The Companies Act generally forbids loans to directors without the prior approval of 90% of the stockholders of the Company at a general meeting of stockholders. Delaware does not contain a similar provision.

         MERGERS AND SIMILAR AGREEMENTS. We may acquire the business of another Bermuda company exempt from Bermuda taxes or a company incorporated outside Bermuda and carrying on such business if it is within the objects of our memorandum of association. We may "amalgamate" (merge or consolidate) with another Bermuda company or a foreign corporation if the amalgamation is approved by the board of directors and the holders of a majority of our common stock at a meeting where a quorum is present. While a dissenting stockholder may have the right to express to a Bermuda court his view that the transaction sought to be approved would not provide the stockholders with the fair value of their shares, the court ordinarily would not disapprove the transaction on these grounds absent evidence of fraud or bad faith. The Bermuda court would, however, assess the fair value of the dissenting stockholder's common stock, and the dissenting stockholder would be entitled to receive this amount, in cash, in lieu of the consideration such dissenting stockholder would otherwise receive in the transaction. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration the stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired; (ii) in exchange for the outstanding stock of the corporation being acquired; or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

         TAKEOVERS. Bermuda law provides that where an offer is made for the shares of a company and, within four months of the offer the holders of not less than 90% of the shares that are the subject of the offer accept, the offeror may by notice require the nontendering stockholders to transfer their shares on the terms of the offer. Dissenting stockholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting stockholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out a minority stockholder. Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholders vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

         ACQUISITION OF MINORITY SHARES. The holders of at least 95% of our common stock may force the holders of 5% or less of our common stock to sell their common stock to the holders of 95% of our common stock under Bermuda law. If the remaining 5% stockholders are dissatisfied with the price offered by the 95% stockholders, they may apply to a Bermuda court for an appraisal of their shares. The appraisal is binding on the stockholders.

         STOCKHOLDER'S SUIT. Class action and derivative actions are generally not available to stockholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a stockholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the memorandum of association and bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority stockholders or where an act requires the approval of a greater percentage of the company's stockholders than actually approved it. The winning party in these actions generally would be able to recover a portion of its attorney fees incurred in connection with the action. Class actions and derivative actions are generally available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorney fees incurred in connection with the action.

         INDEMNIFICATION OF DIRECTORS. We have agreed to indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own willful default, willful neglect, fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited. Both Bermuda and Delaware law allow a company to obtain directors and officers liability insurance.

         INSPECTION OF CORPORATE RECORDS. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which will include the memorandum of association (including its objects and powers) and any alteration to the memorandum of association, and documents relating to an increase or reduction of authorized capital. The stockholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual meeting of stockholders. Our register of stockholders is also open to inspection by stockholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers, which is open for inspection by members of the public without charge.

         WARRANTS. Under the provisions of the Companies Act, it is unlawful for any company to issue "bearer" shares of stock, which are defined as shares that may be transferred by delivery of the warrant or certificates relating to these shares. The term "warrant" is used in Bermuda law only in this bearer stock context. Accordingly, under Bermuda law, any reference to "warrant" must be construed as an option, which is an instrument entitling the holder to subscribe to the common stock in accordance with the terms of the instrument. References herein to our warrants should not be construed as enabling the underlying common stock to be transferred upon delivery of the certificate representing the shares of common stock alone.

ANTI-TAKEOVER PROVISIONS

         Although the board of directors is not presently aware of any takeover attempts, our bye-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that the provisions may deter, discourage or make more difficult the assumption of control by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by our board of directors and approved by our stockholders.

         AUTHORIZED BUT UNISSUED SHARES. We have authorized 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. These shares of common stock were authorized for the purpose of providing our board of directors with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, stock dividends, stock splits, the 1999 stock plan, stock options (including our warrants), and other purposes. We have no agreements, commitments or plans at this time for the sale or use of the additional shares of common stock or preferred stock except for potential conversion of our convertible preferred stock or debentures into common stock and the exercise of warrants and options for common stock. The issuance of shares of preferred stock may have an adverse effect on our stockholders. Our stockholders do not have preemptive rights with respect to the purchase of these shares. Therefore, these issuances could result in a dilution of voting rights and book value per share as to our common stock.

         NO CUMULATIVE VOTING. Our bye-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be significant to elect all the members of the board being elected.

         CLASSIFIED BOARD OF DIRECTORS. Our board of directors is divided into three classes. One class holds office for a term expiring at the annual meeting of stockholders to be held in 2001, a second class holds office for a term expiring at the annual meeting of stockholders to be held in 2002, and a third class holds office for a term expiring at the annual meeting of stockholders to be held in 2003. Approximately one-third of the total number of directors serve as members of each such class. As a result, it would take a person who wanted to gain control of the company a minimum of two annual meetings of stockholders before he could gain control of our board of directors.

         STOCKHOLDER RIGHTS PLAN. Our board of directors adopted a stockholder rights plan. This plan is commonly known as a poison pill, and is intended to encourage potential acquirors of the Company to proceed on a friendly basis by negotiating with management. We have issued a right to each stockholder of record on November 2, 1998 and each stockholder that has purchased shares of our common stock since such date. This right entitles the holder to purchase one share of our common stock for $28.34. The rights become exercisable upon the occurrence of certain hostile take-over attempts. Exercise of the rights by our stockholders would result in significant dilution to the potential acquiror since holders of the right would be entitled to receive a number of shares of our common stock having a market value equal to two times the exercise price if the right's exercisability was triggered. Stockholder approval was not required to adopt the rights plan.

         GENERAL EFFECT OF ANTI-TAKEOVER PROVISIONS. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of our business.

                      CERTAIN FOREIGN ISSUER CONSIDERATIONS

         We have been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, Foreign Exchange Control.

         THE BERMUDA MONETARY AUTHORITY AND THE REGISTRAR OF COMPANIES IN BERMUDA WILL ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY SCHEMES OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED WITH REGARD TO THEM.

         There are no limitations on the rights of non-Bermuda owners of our common stock to hold or vote their voting shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to United States residents who are holders of our capital stock, other than in respect of local Bermuda currency.

         In accordance with Bermuda law, share certificates are only issued in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. We will take no notice of any trust applicable to any of our securities whether or not we have notice of such trust.

         As an "exempted company," we are exempt from Bermuda laws that restrict the percentage of share capital that may be held by non-Bermudans, but as an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda;
(3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company," partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

         The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda, but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are neither subject to taxes on our income or dividends nor to any foreign exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and we can accumulate profits without limitation under Bermuda law.

         We are required to pay certain annual government fees based upon our assessable capital (i.e., its authorized share capital and share premium). The fees are based upon a sliding scale. The maximum fee payable by an exempt company is USD$25,000 based upon an assumed capital of USD$500,000,000 or more.

                                  LEGAL OPINION

         Cox Hallett Wilkinson, Milner House, 18 Parliament St., Hamilton, Bermuda, is giving an opinion regarding the validity of the offered shares.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus from our annual report on Form 10-K for the year ended September 30, 1999 have been audited by Grant Thornton LLP, independent auditors, as stated in their report with respect thereto, and are incorporated herein by reference in reliance upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any report or document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0880 for more information about the public reference rooms. Our SEC filings are also available from the SEC's website located at HTTP://WWW.SEC.GOV.

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

         We incorporate by reference the following filings and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act:

         (a)      our Annual Report on Form 10-K for the year ended September
                  30, 1999;

         (b) our Proxy Statement with respect to our 2000 Annual Meeting of Stockholders;


         (c) our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999;


         (d)      our Current Report on Form 8-K dated January 28, 2000;

         (e) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and


         (f)      our Current Report on Form 8-K filed on June 9, 2000.


         We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all the information set forth in, or annexed as exhibits to, the registration statement, as permitted by the SEC's rules and regulations. For further information with respect to us and the shares of common stock offered under this prospectus, please refer to the registration statement, including the exhibits. Copies of the registration statement, including the exhibits, may be obtained from the SEC's public reference facilities listed above upon payment of the fees prescribed by the SEC, or may be examined without charge at these facilities. Statements concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

         You may request, at no charge, a copy of any or all of the information incorporated by reference by writing or telephoning us at:

         Commodore Holdings Limited
         4000 Hollywood Boulevard
         Suite 385-S
         Hollywood, Florida 33021
         Attention: Chief Financial Officer
         Telephone number: (954) 967-2100

         Exhibits to any of the documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company estimates its expenses in connection with this registration statement will be as follows:

Securities and Exchange Commission registration fee................  $  4,129.38
Accounting fees and expenses*......................................     7,500.00
Legal fees and expenses*...........................................    25,000.00
Blue Sky fees and expenses*........................................     2,500.00
Miscellaneous*.....................................................     2,500.00
                                                                     -----------
  TOTAL............................................................  $ 41,629.38
                                                                     ===========
---------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 98 of the Bermuda's Companies Act of 1981, as amended (the "Act"), provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability, which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the willful negligence, willful default, fraud or dishonesty of which such officer, director, or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

         The Company has adopted provisions in its Bye-laws that provide that the Company shall indemnify its officers and directors to the maximum extent permitted under the Act. The Company has also entered into indemnification agreements with certain of its officers and directors. Such agreements provide that each director shall be indemnified to the maximum extent permitted by law.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER        DESCRIPTION OF EXHIBIT

      4.1     Form of Common Stock Certificate (1)
      4.2     Form of Public Warrant Certificate (2)
      4.3     Form of Public Warrant Agent Agreement (2)
      4.4     Form of Underwriter's Warrant Agreement (2)
      4.5     Stockholder Rights Plan (3)
      4.6     Assignment and Assumption of Underwriter's Warrant Agreement (4)
      5.1     Opinion of Cox Hallett Wilkinson
     23.1     Consent of Grant Thornton LLP
     23.2     Consent of Cox Hallett Wilkinson*
      24      Power of Attorney (included on signature page)

------------------------------------
* Included in Exhibit 5.1 above

(1) Incorporated by reference from Amendment No. 2 to the Company's Registration Statement on Form S-1 (No. 333-01270) filed on June 18, 1996.

(2) Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-01270) filed on May 28, 1996.

(3) Incorporated by reference from the Company's Current Report on Form 8-K filed on October 29, 1998.

(4) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1998.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with this Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volumes and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Hollywood, State of Florida, on June 23, 2000.


                                   COMMODORE HOLDINGS LIMITED

                                   By: /s/ Jeffrey I. Binder
                                       ----------------------------------------
                                       Jeffrey I. Binder, Chairman of the Board

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                        TITLE                                        DATE

/s/ Jeffrey I. Binder                                  Chairman of the Board                             June 23, 2000
-----------------------------------
Jeffrey I. Binder

/s/ Frederick A. Mayer*                     Chief Executive Officer (Principal Executive                 June 23, 2000
-----------------------------------                    Officer) and Director
Frederick A. Mayer

/s/ Alan Pritzker*                          Chief Financial Officer and Vice President -                 June 23, 2000
-----------------------------------     Finance (Principal Financial and Accounting Officer)
Alan Pritzker

/s/ Ralph V. De Martino*                                      Director                                   June 23, 2000
-----------------------------------
Ralph V. De Martino

/s/ Mark J. Maged*                                            Director                                   June 23, 2000
-----------------------------------
Mark J. Maged

/s/ Jeffrey B. Rabin*                                         Director                                   June 23, 2000
-----------------------------------
Jeffrey B. Rabin


* By: /s/ Jeffrey I. Binder
     ------------------------------
      Attorney-in-Fact

                                  EXHIBIT INDEX

    EXHIBIT
    NUMBER        DESCRIPTION OF EXHIBIT
    ------        ----------------------
      5.1     Opinion of Cox Hallett Wilkinson
     23.1     Consent of Grant Thornton LLP